UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
___________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Fibria Celulose S.A.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

31573A109
(CUSIP Number)

November 13, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31573A109	13G

1.	NAMES OF REPORTING PERSONS Jupiter Global Strategy Fund Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The Commonwealth of The Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 28,670,576
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 28,670,576
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,670,576
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.18%
12.	TYPE OF REPORTING PERSON* OO

1.	NAMES OF REPORTING PERSONS Safra Asset Management (Bahamas) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The Commonwealth of The Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 28,670,576
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 28,670,576
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,670,576
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.18%
12.	TYPE OF REPORTING PERSON* OO

Item 1(a).	Name of Issuer:

Fibria Celulose S.A.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Alameda Santos, 1357, 6° andar

São Paulo, SP, CEP-01419-908

Brazil

Item 2(a).	Name of Person Filing:

Jupiter Global Strategy Fund Ltd.

Safra Asset Management (Bahamas) Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Jupiter Global Strategy Fund Ltd.

1st Floor, Kings Court, Bay Street, N-3944 Nassau, The Bahamas

Safra Asset Management (Bahamas) Limited

Saffrey Square Building, Suite 103-B, Bay Street & Bank Lane, CB-10988, Nassau, The Bahamas

Item 2(c).	Citizenship:

Jupiter Global Strategy Fund Ltd. – The Bahamas

Safra Asset Management (Bahamas) Limited – The Bahamas

Item 2(d).	Title of Class of Securities:

Common shares and American Depositary Receipts representing common shares of the Issuer

Item 2(e).	CUSIP Number:

31573A109

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(i)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

The information in items 1 and 5 through 11 on the cover pages on Schedule 13G is hereby incorporated by reference.

Jupiter Global Strategy Fund Ltd., a Bahamian professional fund, owns 28,670,576 common shares (including in the form of American Depositary Receipts) representing 5.18% of the total common shares of the Issuer. Jupiter Global Strategy Fund Ltd. has power to vote and dispose of all the 28,670,576 common shares it owns. Safra Asset Management (Bahamas) Limited is the Jupiter Global Strategy Fund Ltd.’s investment manager and in this capacity it is entitled to manage the investments of Jupiter Global Strategy Fund Ltd. as well as to exercise all the rights pertaining thereto, including share voting and disposal rights over all the 28,670,576 common shares owned by Jupiter Global Strategy Fund Ltd.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Jupiter Global Strategy Fund Ltd. has the right to receive all dividends from, and the proceeds from the sale of, the securities held in its respective accounts. The common shares identified in item 1 above were acquired in the ordinary course of business, and not with the purpose of changing or influencing control of the Issuer. Safra Asset Management (Bahamas) Limited, in the capacity of investment manager, has no right to receive dividends from, or the proceeds from the sale of, the securities held by Jupiter Global Strategy Fund Ltd.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 8.I

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2012

JUPITER GLOBAL STRATEGY FUND LTD.

/S/ Wilder Gonzalez Penino - Director

/S/ Margarita Barone - Director

November 14, 2012

SAFRA ASSET MANAGEMENT (BAHAMAS) LIMITED

/S/ Wilder Gonzalez Penino - Director

/S/ Margarita Barone - Director

Exhibit 8.I

Jupiter Global Strategy Fund Ltd. is a Bahamian professional fund incorporated on September 14, 2012 under incorporation No. 165695B, addressed at 1st Floor, Kings Court, Bay Street, N-3944, Nassau, The Bahamas.

Safra Asset Management (Bahamas) Limited is a Bahamian investment management entity headquartered at Saffrey Square Building, Suite 103-B, Bay Street & Bank Lane, CB-10988, Nassau, The Bahamas, and it is Jupiter Global Strategy Fund Ltd.’s investment manager.